VIA EDGAR CORRESPONDENCE

November 10, 2011

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C., 20549-4644
Attention: Deborah Skeens

Re: Hartford Life Insurance Company Separate Account Seven

     File Nos.   333-176150; 811-04972
                 333-176149; 811-04972
                 333-176151; 811-04972

     Hartford Life and Annuity Insurance Company Separate Account Seven

     File Nos.   333-176152; 811-09295
                 333-176153; 811-09295

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests that the above referenced Registration Statements be declared effective on November 10, 2011, or as soon thereafter as practical.

The Registrants acknowledge the following:

       1. Should the Securities and Exchange Commission (the "Commission") or its staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filing;

       2. The action of the Commission or its staff, in declaring the filings effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

       3. The Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the securities laws of the United States.

We appreciate your assistance in this matter.

Hartford Securities Distribution, Inc.

By:    /s/ Sharon Ritchey
       ---------------------------------------------
       Sharon Ritchey
       President, Chief Executive Officer and
       Chairman of the Board

Hartford Life Insurance Company Separate Account Seven
Hartford Life and Annuity Insurance Company Separate Account Seven

By:    David N. Levensen*
       President, Chief Executive Officer and
       Chairman of the Board

*By:   /s/ Richard J. Wirth
       ---------------------------------------------
       Richard J. Wirth
       Attorney-in-fact